September 24, 2007

Via EDGAR and Overnight Delivery

Greg Belliston

U.S. Securities and Exchange Commission

100 F Street, N.W.

Mail Stop 6010

Washington, DC 20549

Re:	BioForm Medical, Inc.
Registration Statement on Form S-1 (File No. 333-145584)

Dear Mr. Belliston:

On behalf of BioForm Medical, Inc. (“BioForm” or the “Company”), we are responding to the Staff’s letter dated September 13, 2007 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Registration Statement has been amended and BioForm is filing pre-effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with this response letter. For your convenience, we have repeated the Staff’s comments below in bold face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates.

General

1.	Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

The Staff’s comment is acknowledged and understood. Amendment No. 1 includes all such information.

2.	Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

The Staff’s comment is acknowledged and understood.

Greg Belliston

U.S. Securities and Exchange Commission

September 24, 2007

3.	Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean your range may not exceed $2 if you price below $20 and 10% if you price above $20.

The Staff’s comment is acknowledged and understood.

Summary, page 1

4.	Please expand the first sentence of the second paragraph on page 1 and the similar disclosure on page 41 to also disclose your net loss for fiscal 2006 and 2005.

The first sentence of the second paragraph on page 1 and the disclosure on page 44 have been revised in response to the Staff’s comment. We supplementally advise the Staff that the Company refers to the year ended June 30, 2007 as fiscal 2007.

5.	Please identify in the Summary the companies from which you obtained rights to Radiesse, Coaptite, Aethoxyskelerol, and BioGlue and when you obtained each.

The Summary has been revised in response to the Staff’s comment.

6.	Please explain in the carryover paragraph on page 2 what a special protocol assessment is.

We have made the requested additional disclosure in response to the Staff’s comment and have added similar disclosure to the SPA discussion on page 51.

7.	We note the reference in the second paragraph on page 3 to “the rapid adoption of Radiesse by physicians and patients.” However the disclosure in the risk factors at the bottom of page 8, the bottom of page 10 and the top of page 11 suggest that adoption has not yet occurred and the current rate of adoption may be less than rapid. If you keep the “rapid adoption” language on page 3 of your filing, please do the following:

•	Disclose your basis for making the blanket statement that physicians and patients have adopted Radiesse and for stating that the adoption has been rapid.

•	Reconcile the optimistic statement on page 3 with the more tempered language on pages 8, 10 and 11.

Greg Belliston

U.S. Securities and Exchange Commission

September 24, 2007

We have revised the disclosure in the Summary on page 3 in response to the Staff’s comment by removing the concept of the adoption being “rapid.”

8.	Since you refer to Radiesse’s value and compare the price of Radiesse to that of its competing products, please state the approximate prices of Radiesse and of its competing products.

We have added supplemental disclosure that indicates two syringes of many competing fillers will commonly cost significantly more than one syringe of Radiesse. The Company believes that this additional disclosure provides the prospective investor with appropriate context for the underlying the statement “One syringe of Radiesse may provide significant correction for a typical nasolabial fold treatment, while comparable correction with many competing fillers may require two or more syringes at what we believe would be an overall greater cost to the patient.” We respectfully advise the Staff that the Company does not believe that it is possible to accurately state the approximate price charged to patients for Radiesse and competing products. The Company does not (nor do its competitors, to its knowledge) require particular retail pricing, but rather, such pricing is set by the physician. Prices can vary widely based upon geography and, within a particular geography, based upon the nature of a physician’s practice. Additionally, as disclosed in the risk factor entitled “Our largest competitors enjoy sales and marketing advantages…” beginning on page 10, manufacturers often run promotional campaigns that can impact prices charged to patients.

9.	Disclosure in the risk factor section indicates that there are other manufactures selling products in Europe and seeking to develop those same products in the US that claim to be equivalent or superior to Radiesse. The disclosure under the subcaption “The Bioform Solution” on page 3 conveys a view of the competitive situation for Radiesse that is inconsistent with that disclosure. You should revise this section to provide a more comprehensive and balanced view of Radiesse’s competitive situation. In addition to discussing the advantages of Radiesse vs. other products available in the US discuss the advantages or disadvantages of Radiesse vs. products that are currently available in Europe and may become available in the US. Identify these other producers and their products in this section and under “Competition” beginning on page 52. Also, please provide similar disclose in the section entitled “The Bioform Solution” beginning on page 45.

In response to the Staff’s comment, the Company has added additional disclosure to “The BioForm Solution” on page 3 to convey a more comprehensive and balanced view of the competitive situation. As we have explained in response to Comment 14, below, we have provided disclosure of the types of claims that may be made that could be perceived as competitive advantages. We have removed the concept of “superiority” because the Company is not aware of any published head-to-head studies that claim comparative superiority. In response to the Staff’s comment, the Company has also added the requested disclosure in the “Competition” section and “The BioForm Solution” subsection of Business.

Greg Belliston

U.S. Securities and Exchange Commission

September 24, 2007

10.	Under the subcaption entitled “Risks Associated with Our Business” on page 4, please present each of your significant risks in bullet format.

The paragraph under the subcaption entitled “Risks Associated with Our Business” on page 4 has been revised in response to the Staff’s comment.

Risk Factors, page 8

11.	Please delete the final sentence of the introductory paragraph, which reads, “Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations.” Your filing should discuss all material risks, and you should not refer to risks that are not disclosed in your filing.

The final sentence of the introductory paragraph to the Risk Factors section has been deleted in response to the Staff’s comment.

We have a limited operating history…page 9

12.	The last sentence of this risk factor appears to be a separate risk related to the effect of general economic conditions on the demand for your lead product. Please present this as a separate risk factor preceding or following the last risk factor beginning on page 10.

The risk factor has been revised in response to the Staff’s comments. We respectfully advise the Staff that the Company does not believe that the referenced disclosure regarding general economic conditions requires expansion into a separate risk factor, but rather the Company believes that the impact of an economic downturn on discretionary spending by consumers is a readily understood risk, much as seasonality of demand is a readily understood risk for which no stand-alone risk factor would be appropriate.

If Radiesse and our other products fail to compete effectively…page 9

13.	We note you expect Radiesse to be your primary product for the next several years. Please disclose this fact in the Prospectus Summary.

We have made the requested additional disclosure in response to the Staff’s comment.

Greg Belliston

U.S. Securities and Exchange Commission

September 24, 2007

Competition in the aesthetics market is characterized by frequent…page 10

14.	Please identify in this risk factor the products and product candidates whose owners claim benefits that are similar or superior to those of Radiesse. Also disclose this information in the Prospectus Summary since that section discusses the limitations of other products and explains how Radiesse overcomes those limitations.

In response to the Staff’s comment, we have eliminated reference to “superior,” since a potential investor might wrongly assume that superiority has been established through published clinical studies. We have added disclosure in the Prospectus Summary regarding benefits that may be claimed by competitors that are similar to, or potentially more attractive than, those of Radiesse in response to the Staff’s comment, and in response to Comment No. 9, above. The Company has added similar disclosure in this risk factor. We respectfully advise the Staff that the Company does not believe that it would be helpful to a prospective investor’s informed decision to identify specific products and specific claims that are made by each competitor, for the following reasons: (a) there are a very large number of competitors domestically and internationally, (b) it would be unduly burdensome to attempt to identify each marketing claim made by each competitor, and to update this list to keep it continuously accurate, (c) the Company is not aware of any publications by competitors of head-to-head studies against Radiesse that would provide support for a claim of superiority over Radiesse, and (d) the additional disclosure provided in response to this comment and Comment No. 9 provides the prospective investor with the types of claims, in general, that could be used with other products to enhance their competitive position.

If the recent expansion of our sales organization…page 11

15.	We note you “have substantially increased the size and scope of [your] sales organization to support commercialization of Radiesse in the United States and in Europe.” Please provide objective information about this increase, including when the expansion took place, the number of new employees in your sales force, the amount of the increase in sales and marketing expense, and the new territories you now cover.

We have provided the requested additional disclosure and have also included corresponding disclosure at page 55, in the Sales and Marketing section in response to the Staff’s comment.

Greg Belliston

U.S. Securities and Exchange Commission

September 24, 2007

We depend on single manufacturer relationships for supply…page 12

16.	Please identify the manufacturer of the small CaHA particles used in Radiesse and the manufacturer of the larger CaHA particles used in Coaptite, state when the agreements with these manufacturers expire, and state whether they are terminable at will be either party. Also, file the agreements as exhibits to your registration statement, and discuss the material terms in the Business section.

We respectfully advise the Staff that with its next amendment, the Company intends to provide the names of these manufacturers, to file the agreements as exhibits to the registration statement, and to discuss material terms thereof as to which confidential treatment is not being sought. The Company is currently in sensitive contractual negotiations, which it believes could be harmed by disclosing such information at this time.

17.	Based on the disclosure in “Certain Uncertainties and Concentration of Credit Risks” on page F-10, it appears you may be substantially dependent on three suppliers in addition to the two that are discussed in this risk factor. Please consider identifying the three other suppliers in the risk factor, stating when the agreements with these manufacturers expire, and whether they are terminable at will by either party. You should also file the agreements as exhibits, and discuss the material terms in the Business section. If you believe you are not substantially dependent on these suppliers please provide us your analysis.

We have revised the disclosure on page F-10 in response to the Staff’s comment. The Company is substantially dependent only on the two suppliers discussed in the risk factor.

If we are unable to hire and retain key employees…page 14

18.	Please identify by name the officers and key employees who this risk factor is describing.

The risk factor has been revised in response to the Staff’s comment.

We could become involved in product liability suits…page 15

19.	Please state the amount of your product liability insurance coverage.

We have added additional disclosure in response to the Staff’s comment, noting that the Company believes its coverage is adequate and customary for the nature of its business,

Greg Belliston

U.S. Securities and Exchange Commission

September 24, 2007

which the Company believes provides the potential investor with appropriate disclosure on this point. We do not believe that quantifying the extent of the product liability coverage provides meaningful additional information. Additionally, we believe that the dollar limits of product liability coverage constitute commercially sensitive information, the public disclosure of which could harm the Company.

We may be involved in future costly intellectual property litigation…page 17

20.	To the extent you are aware that you have any intellectual property that is being infringed upon or that you have been notified of a third party’s belief that you are infringing on their intellectual property, other than the litigation with Artes Medical, please revise to disclose the situation and potential consequences.

We respectfully advise the Staff that the Company is not aware of any of its intellectual property being infringed, nor has it received notice of a third party’s belief that the Company is infringing on such third party’s intellectual property.

21.	Disclose who has the obligations to take necessary actions to protect patents under your license agreements. If you do not have the obligation to take action, do you have the right to take necessary actions if the other party does not?

We respectfully advise the Staff that the Company does not have the obligation to take action to protect patents under its intellectual property license agreements, though it typically has the right to take such action either in the first instance or in the situation where the owner fails to take action. Because this would be mitigating language in the context of a risk factor, we have added additional disclosure regarding this fact to the Intellectual Property section of Business, commencing on page 59.

Our financial and disclosure controls and procedures are expensive…page 19

22.	If you have identified any material weaknesses in your controls, please identify them, discuss them and disclose the extent and nature of any actions you are taking to remedy these deficiencies.

We respectfully advise the Staff that the Company has not identified any such material weaknesses.

Greg Belliston

U.S. Securities and Exchange Commission

September 24, 2007

New investors in our common stock will experience immediate…page 19

23.	Please revise this risk factor to explain that investors who purchase shares will contribute ___% of the total amount to fund the company but will own only ___% of the voting rights.

The risk factor has been revised in response to the Staff’s comment.

A sale of a substantial number of shares of our common stock…page 20

24.	Rather than cross-referencing the “Shares Eligible for Future Sale” discussion, please state in this risk factor the number of shares that are subject to lock-up agreements and rule 144 restrictions, and state when these agreements and restrictions expire.

The risk factor has been revised in response to the Staff’s comment.

Anti-takeover provisions in our Amended and Restated Certificate…page 21

25.	Please revise this risk factor heading and discussion to disclose that an additional consequence to investors is that these measures may prevent or frustrate any attempt by shareholders to change the direction or management of the company.

The risk factor has been revised in response to the Staff’s comment.

We have a large number of authorized but unissued shares…page 21

26.	Please disclose whether the board currently has any plans to issue any of the authorized-but-unissued common or preferred shares. If they do, discuss the plans and state approximately how many shares may be issued pursuant to the plans. If they do not have any plans, state the fact.

The risk factor has been revised in response to the Staff’s comment.

Greg Belliston

U.S. Securities and Exchange Commission

September 24, 2007

Information Regarding Forward-Looking Statements, page 23

27.	Please delete the sentence that states, “Given these uncertainties, you should not place undue reliance on these forward-looking statements.” Although we do not object to the other cautionary language in this section, that sentence could be read as a disclaimer of information in your document.

We have deleted the sentence in response to the Staff’s comment.

Use of Proceeds, page 24

28.	Please break out the second bullet into separate bullets disclosing the amounts of proceeds to be used for each indication/product or product candidate you are using proceeds to develop. With respect to each, state the stage of the development process to which you anticipate the proceeds will carry you.

We have made the requested additional disclosure in response to the Staff’s comment.

Dilution, page 26

29.	Please revise to start your discussion and table with historical net tangible book value and book value per share.

We have made the requested additional disclosure in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 30

30.	Please include a discussion of the events that will trigger the milestone payments under the Aethoxysklerol and BioGlue agreements and disclose here and in the liquidity section of your MD&A the amount and timing of material payments due. Also, please provide disclosure in Note 5 to the financial statements.

In response to the Staff’s comment, the Company has added additional disclosure to its MD&A and in Note 5 to the financial statements. The Company has noted that the milestone payments are contingent upon clinical and regulatory events, the timing or occurrence of which is not known.

Results of Operations, page 33

Comparison of the Years Ended June 30, 2007 and 2006, page 32

Greg Belliston

U.S. Securities and Exchange Commission

September 24, 2007

31.	When more than one reason is responsible for a fluctuation in an activity being discussed, please quantify each of the factors causing the change. In this regard, please revise your discussion of what resulted in the changes in revenues to focus on what actually drove those changes, e.g. price and volume, not just which product resulted in the changes. Quantify the impact each driver identified had on your net revenues. Please follow this model for all material changes disclosed in the results of operations section.

We have made the requested additional disclosure in response to the Staff’s comment.

Liquidity and Capital Resources, page 36

32.	Please include a discussion of the historical and expected effects of material existing and new contracts on operations and financial position. Discuss any material uncertainties affecting the future realization of revenues. Explain how the seasonal nature of your products affects the items presented on the cash flow statement.

We have made the requested additional disclosure in response to the Staff’s comment.

Critical Accounting Policies and Estimates, page 38

33.	Please disclose in the Management’s Discussion and Analysis the following information relating to your issuances of equity instruments:

•	A discussion of significant factors, assumptions, and methodologies used in determining fair value which is more detailed than that provided in the notes to the financial statements

•	A discussion of the method used to allocate the fair value between common and preferred stock including the assumptions used in that methodology

•	A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price

We have made the requested additional disclosure in response to the Staff’s comment as clarified in our discussion with the Staff on September 18, 2007.

Greg Belliston

U.S. Securities and Exchange Commission

September 24, 2007

34.	Please name the third party valuation firm and provide a consent.

We have made the requested additional disclosure in response to the Staff’s comment. A copy of the third party valuation firm’s consent has been provided supplementally to the Staff.

35.	Please update your table on page 37 for any grants or any equity instrument issued up to the date of your response.

We have made the requested additional disclosure in response to the Staff’s comment.

Business

Our Products, page 50

36.	The paragraph near the bottom of page 47 appears to be the only discussion of Radiesse Voice and Voice Gel in your filing. Please state when the FDA approved these products for marketing. Also, state the revenues attributable to each of Radiesse, Radiesse Voice and Voice Gel, and Coaptite for the last fiscal year.

We have stated the dates that the FDA approved Radiesse Voice and Radiesse Voice Gel. We respectfully advise the Staff that Radiesse has accounted for over 90% of the Company’s revenues in each of the last three fiscal years, as we have indicated in the Registration Statement (see page F-7). The Company does not believe that breaking out the revenues attributable to each of the other products would provide the potential investor with meaningful additional disclosure and it represents commercially sensitive competitive information.

Nasolabial Fold Clinical Trial, page 52

37.	Please provide the FDA’s rationale for and the circumstances related to requiring a post-marketing study of Radiesse in people of color.

We supplementally advise the Staff that the FDA General and Plastic Surgery Devices Advisory Panel has consistently recommended post-approval studies to assess safety in persons of color since 2003. Examples include Restylane (FDA approval dated 12/12/2003), Hylaform (FDA approval dated 4/22/2004), Sculptra (FDA approval dated 8/3/2004) and Radiesse (FDA approval dated 12/22/2006). We have therefore revised the disclosure on page 53 to note that such post-approval studies have been commonly required by the FDA for dermal filler products.

Greg Belliston

U.S. Securities and Exchange Commission

September 24, 2007

Radiesse vs. Restylane Clinical Trial, page 54

Radiesse vs. Juvederm, Juvederm 24HV and Perlane Clinical Trial, page 51

38.	Please provide the p values obtained in these studies.

We have made the requested additional disclosure in response to the Staff’s comment.

Acquired and In-Licensed Rights, page 59

39.	Please disclose all of the material terms of your agreements with Kreussler & Co. GmbH, Cryolife Inc. and Bristol Myers-Squibb and any other agreements related to the development and/or marketing of Radiesse and Coaptite in separate subsections. You should discuss the payment provisions of either party, the obligations of and rights acquired by each party, termination provisions and the duration of the agreements. With regard to upfront and milestone payments you should discuss the payments made or received to date, the aggregate additional payments you may be required to make or may receive and the events triggering those payments. If the agreements contain royalty payments, discuss royalty rates and any minimum royalty payments made to date, payments that may have to be made in the future and when the obligation to make payments ends. You should file each of these agreements as exhibits to the registration statement.

We respectfully advise the Staff that the Company believes that it has described the material terms of the contracts with respect to Kreussler & Co. GmbH, CryoLife Inc. and Bristol Myers-Squibb and any other agreements related to the development and/or marketing of Radiesse and Coaptite that are required to be disclosed under Regulation S-K. We further respectfully advise the Staff that while the Company does not believe that the agreements with Kreussler & Co. GmbH, CryoLife or Bristol Myers Squibb, nor the terms contained therein, are material at this point, in the future, the agreements with Kreussler & Co. GmbH and CryoLife may become material agreements if, for example, the products under development gain FDA approval and the Company’s distribution rights go into effect. In this event, the Company would file the agreements and would seek confidential treatment for portions of the agreements that it believes the disclosure of which would harm the Company, which would likely include such terms as triggering events, royalty payments and milestone payments.

Greg Belliston

U.S. Securities and Exchange Commission

September 24, 2007

40.	Please include any probable milestone payments and estimated royalty payments due in future periods in the contractual obligations table on page 36 or confirm that there are no amounts to report.

The Company has included the value of all non-contingent milestone and royalty payments in the contractual obligations table. We respectfully advise the Staff that the Company does not believe that it is in a position to assess the probability of milestone payments that are contingent on the outcome of ongoing FDA clinical trials and the subsequent review by the FDA of potential NDA submissions for approval. Accordingly, no amounts related to contingent milestone payments have been included in the contractual obligations table.

Artes Medical Settlement Agreement, page 59

41.	Please state the amount of the technology access fee and the amount of any minimum royalty obligations in the Artes Medical Settlement Agreement. Also, state when the last-to-expire patent is currently scheduled to expire since this determines when the agreement expires.

In response to the Staff’s comment, we have made the requested additional disclosure. Please note that we have revised the Artes royalty disclosure throughout the filing as a result of an agreement entered into on September 21, 2007, pursuant to which the Company has eliminated its royalty obligation and obtained a fully paid up license in exchange for a payment of $5.5 million.

42.	Please disclose all the products that you sell commercially or that you or your collaborators are developing that use CaHA particles.

We have made the requested additional disclosure in response to the Staff’s comment.

Government Regulation, page 59

43.	Please state when the FDA approved Radiesse and Coaptite for each of the indications listed in this section.

We have made the requested additional disclosure in response to the Staff’s comment.

Greg Belliston

U.S. Securities and Exchange Commission

September 24, 2007

44.	Please state, if true, that BioGlue is regulated as a device. Also, where you discuss classes I, II, and III on page 57, state which class BioGlue is in.

We have made the requested additional disclosure in response to the Staff’s comment and have added similar disclosure under the discussion of BioGlue on page 52.

45.	Please expand the explanation of the Pre-market Approval Pathway on page 57 so that it discusses the structure of the PMA process in more detail. For example, the Drug Regulation discussion on page 59 discusses the following sequential steps for drugs: IND, phase I, phase II, phase III, and the preparation and submission of an NDA. Please provide a similar level of detail regarding the PMA process. After providing this expanded disclosure, clarify throughout the filing which specific stage of the process BioGlue is currently in. Provide this clarification wherever you discuss BioGlue’s status including on pages 1, 2, 13, 41, and 48.

We have made the requested additional disclosure in response to the Staff’s comment.

Compensation Discussion and Analysis

Compensation Components, page 72

46.	Please identify the peer companies you analyzed in determining your NEOs’ total cash compensation.

The disclosure has been revised in response to the Staff’s comments.

47.	Please identify the performance-based factors that are considered in setting the base salary.

The disclosure has been revised in response to the Staff’s comments.

48.	Please identify the “revenue targets and…other sales-related corporate objectives” that were applicable to Messrs. De Lange and Holmes during fiscal 2007 and that will be applicable for fiscal 2008, as discussed in the third paragraph of the Bonus Program discussion.

The disclosure regarding other sales-related corporate objectives has been enhanced in response to the Staff’s comment to provide more qualitative information. We respectfully advise the Staff that the Company omitted the specific quantitative

Greg Belliston

U.S. Securities and Exchange Commission

September 24, 2007

information regarding the objectives in accordance with Instruction 4 to Item 402(b)(4) of Regulation S-K as the disclosure of such information would result in competitive harm to the Company.

49.	Please identify the specific objectives and targets that you currently discuss in general terms in the fourth paragraph of the Bonus Program discussion. For example, identify the corporate objectives and financial and revenue targets for fiscal 2007 and 2008.

The disclosure regarding other sales-related corporate objectives has been enhanced in response to the Staff’s comment to provide more qualitative information. We respectfully advise the Staff that the Company omitted the specific quantitative information regarding the objectives in accordance with Instruction 4 to Item 402(b)(4) of Regulation S-K as the disclosure of such information would result in competitive harm to the Company.

Employment Agreements, page 81

50.	Please discuss the material terms of your employment agreements with each of your named executive officers, and file these agreements as exhibits. Also, in the CD&A, please discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. Finally, provide an analysis explaining why you structured the terms and payment levels of these arrangements as you have.

We have made the requested additional disclosure in response to the Staff’s comment.

Related Party Transactions, page 88

51.	Please file as an exhibit the agreement underlying the November 2005 sale of preferred stock.

We respectfully advise the Staff that the Company believes that it is not required under Regulation S-K to file the agreement underlying the November 2005 sale of preferred stock because it does not define any of the rights of the security and is not material to the Company. We further respectfully advise the Staff that the Company has filed those agreements entered into in connection with the November 2005 sale of preferred stock that constitute material agreements under Regulation S-K, as the same may be amended to date, specifically, the Amended and Restated Investors’ Rights Agreement dated June 28, 2006 and the amendment thereto dated April 27, 2007.

Greg Belliston

U.S. Securities and Exchange Commission

September 24, 2007

52.	Please discuss in the notes to the financial statements related party transactions or tell us why such disclosures are not required. Please refer to SFAS No. 57.

The disclosure has been revised in response to the Staff’s comments.

Principal Stockholders, page 90

53.	Please identify the natural persons who beneficially own the shares held by Veron International Limited.

The disclosure has been revised in response to the Staff’s comments.

Warrant, page 98

54.	Please identify the warrant holder, and briefly describe the transaction in which the warrant was issued.

The disclosure has been revised in response to the Staff’s comments.

Material United States Federal Tax Considerations for Non-U.S. Holders of Common Stock, page 98

55.	Please delete the word “certain” in the first sentence so its is clear you are discussing all material tax considerations.

The disclosure has been revised in response to the Staff’s comments.

56.	Please delete the first two sentences from the legend on page 100, which sentences read as follows: “The preceding discussion of certain U.S. federal tax considerations is for general information only. It is not tax advice.” These statements could be read as disclaimers of the discussion of tax considerations.

The disclosure has been revised in response to the Staff’s comments.

Greg Belliston

U.S. Securities and Exchange Commission

September 24, 2007

Consolidated Financial Statements

57.	Please present a pro forma presentation for the latest year and interim period, if applicable, on the face of the financial statements for the conversion of the preferred stock into common upon the initial public offering. Include a footnote to the financial statements explaining the pro forma presentation.

We have made the requested additional disclosure in response to the Staff’s comment.

Notes to Consolidated Financial Statements, page F-7

Note 6. Convertible Preferred Stock, F-19

Series A and B Convertible Participating Preferred Stock, page F-19

58.	Please provide us an analysis of your consideration given to recording a beneficial conversion feature for your convertible preferred stock issued. Refer to EITF 98-5 and 00-27.

The Company supplementally advises the Staff that it has outstanding convertible preferred stock at June 30, 2007 (amounts in thousands, except per option amount).

	# of shares outstanding	Liquidation amount	Price Per Share
Series A	5,412	$5,412	$1.00
Series B	9,595	14,494	1.50
Series C	8,239	23,069	2.80
Series D	4,938	16,049	3.25
Series E	2,183	12,008	5.50
Total	30,367	$70,931

Issue No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,” addresses the accounting for convertible debt instruments and convertible preferred stock with nondetachable conversion options that are in-the-money at the commitment date. Those securities may be convertible into common stock at the lower of a conversion rate fixed at the commitment date or a fixed discount to the market price of the common stock at the date of conversion.

Greg Belliston

U.S. Securities and Exchange Commission

September 24, 2007

Issue 98-5 also addresses an issuer’s accounting for convertible instruments that have conversion prices that are variable based on future events. Certain securities may have a conversion price that is variable based on future events such as subsequent round of financing at a price lower than the convertible securities’ original conversion price, a liquidation or a change in control of the company, or an initial public offer at a share price lower than the agreed upon amount.

The embedded beneficial conversion feature is calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value). The commitment date is the date when an agreement as to terms has been reached and the investor is committed to purchase the convertible securities based on those terms. Fair value is the amount at which the common stock and/or other securities could be bought or sold between willing parties, that is, other than in a forced or liquidation sale. If a quoted market price is not available, the estimate of fair value should be based on the best information available in the circumstances.

Warrants

In May 2002, the Company issued a $500,000 convertible promissory note to a related party investor. Interest accrued at a rate of 8% per annum. The note was scheduled to mature at the earlier of March 31, 2003 or upon our closing an equity round of financing for more than $3 million, at which point all of the outstanding principal and accrued interest would automatically convert into Series B or C convertible preferred stock at the offering price. In conjunction with this debt issuance, the Company issued to the holder of the note a warrant to purchase 62,500 shares of common stock at $0.001 per share. The warrants had a contractual life of five years.

Greg Belliston

U.S. Securities and Exchange Commission

September 24, 2007

During fiscal 2003, the Company issued an additional $5,500,000 in convertible promissory notes to various third-party and related-party investors. Interest accrued at a rate of 8% per annum. These notes were scheduled to mature at the earlier of March 31, 2003 or upon our closing an equity round of financing or more than $3 million, at which point all of the outstanding principal and accrued interest would automatically convert into Series B or C convertible preferred stock at the offering price. In conjunction with this debt issuance, the Company issued to the holders of the notes warrants to purchase 687,500 shares of common stock at $0.001 per share. The warrants had a contractual life of five years. On March 31, 2003 the entire balance of all convertible promissory notes of $6,000,000, plus accrued interest of $132,680, was converted into 4,088,454 shares of Series B Preferred Stock at a price of $1.50 per share. Using the Black-Scholes option pricing model, assuming a volatility of 100%, an expected life of five years, an expected dividend yield of 0%, and a risk-free rate of 2.87% to 3.68%, the estimated relative fair value of these warrants was estimated to be $167,680 and was recorded as debt discount. The estimated relative fair value of the warrants and the resulting beneficial conversion feature associated with the convertible notes were determined in accordance with EITF 00-27, Application of Issue No 98-5 to Certain Convertible Instruments, and was recorded as interest expense during the year ended June 30, 2003. The discount on debt plus the beneficial conversion feature totaling $335,360 were recorded as interest expense over the minimum period from the date of issuance to the date at which the debt holder could realize that return (that is, through the date of earliest conversion). As a result, all interest expense was recorded in the year ended June 30, 2003.

In October 2001, the Company issued warrants to purchase 436,296 shares of Series B convertible preferred stock at $1.50 per share pursuant to certain Bridge Note financing arrangements. Later during the fiscal year ending June 30, 2002 the Company issued Series B convertible preferred stock at a price of $1.50 per share, approximately 60% in exchange for the notes outstanding and the balance for cash. At the time these warrants were issued the fair value of our Series B convertible preferred stock was $1.50 per share, therefore there was no beneficial conversion feature associated with the warrants issued in October 2001.

All of the warrants stated above have been exercised at June 30, 2007 and there are no warrants outstanding relating to these issuances at June 30, 2007.

Convertible preferred stock

The Company’s convertible preferred stock (listed above) was issued at the commitment date at its fair value. Since the Company’s common stock is not publicly traded at the commitment date of each of the series of preferred stock issued, the Company’s board of directors, assisted in some instances by third party evaluators, determined the estimated fair value of the preferred stock. Since most of the Company’s board members are/were also sophisticated private investors, their

Greg Belliston

U.S. Securities and Exchange Commission

September 24, 2007

estimate of the value at the commitment date was considered a reasonable estimate. The Company believes there was no difference between the conversion price and the fair value at the commitment date. To date, the Company’s board of directors has not declared any dividends on the preferred stock and the Company has no intention of declaring dividends on our preferred stock.

Since all preferred stock was sold at per share prices equal to fair value at the time of sale, no beneficial conversion feature exists for any preferred stock.

Each share of the Company’s Series A, B, C, D, or E convertible preferred stock may be converted at any time, at the option of the holder, into shares of common stock. The conversion rate will be 1:1, subject to anti-dilution and other customary adjustments.

59.	Please disclose, at a minimum, the following information for each preferred stock instrument issued during the 12 months prior to the date of the most recent balance sheet included in the filing:

•	For each grant date, the number of shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per equity instrument granted

•	Whether or not the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective

•	Whether or not the valuation specialist was a related party

In response to the Staff’s comment as further clarified in the discussion with the Staff on September 18, 2007, we have added additional disclosure to Note 7 on page F-25 to note the dates of and prices at which the Company sold preferred stock in fiscal 2007. We supplementally advise the Staff that the Company’s series A through C preferred stock sales occurred in 2005 or earlier. This information, as well as details about the number of shares sold and rights and privileges of each class of preferred stock, are included in Note 6 – Stockholders’ Equity to the financial statements.

The following table combines the history of the fair value of common stock at the time of stock option grants with the price per share of preferred stock sold since June 2006.

Date of Grant / Sale	Common Stock Options Fair Value	Preferred Stock Sale Price	Difference Per Share
June / July 2006	$2.50	$3.25	$0.75
October 2006	3.75
February / March 2007	4.50	5.50	1.00
July 2007	7.30

We further supplementally advise the Staff that for the Series D Preferred Stock, the Company received proposals from unaffiliated venture capital and investment firms to invest at prices less than or equal to the $3.25 per share price at which the preferred stock was sold. Series E Preferred Stock was sold at $5.50 per share in March 2007, the month following the grant of options to purchase common stock at an exercise price of $4.50 per share (which price was equal to the fair value determined through a contemporaneous independent valuation). The Company sold approximately 16% of the Series E Preferred Stock to unaffiliated investors with the balance purchased by existing investors and related parties. At the subsequent Board meeting, as indicated in Note 7, in July 2007 the

Greg Belliston

U.S. Securities and Exchange Commission

September 24, 2007

Company issued options to purchase common stock at an exercise price of $7.30 per share (which price was equal to the fair value determined through a contemporaneous independent valuation).

Note 7. Stock Based Compensation, page F-22

Stock Options Granted to Non-employees, page F-25

60.	Please clarify how you determined your volatility for each year presented as it appears your 2007 volatility is significantly different from your 2006 and 2005 volatilities. If you used the minimum value method for 2006 and 2005, it does not appear that volatility would be considered.

We supplementally advise the Staff that for stock options granted in fiscal 2007, the expected stock price volatility for the Company’s common stock was estimated by taking the median historic stock price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. Industry peers consist of several public companies in the life sciences industry similar in size, stage of life cycle and financial leverage. The Company engaged an independent actuarial and benefits consulting firm to assist it in developing its volatility assumption.

For stock options granted in fiscal 2006 and 2005, given our early stage of commercialization and lack of comparability to publicly traded companies, we used 100% as our estimate of volatility. Had we used 45%, for example, as our volatility estimate, the difference in stock-based compensation expense for non-employee options would have been immaterial.

Item 16. Exhibits and Financial Statement Schedules, page II-3

61.	We note that some exhibits are not yet filed. Please note that when they are filed, we will need time to review them, and we may have comments on them. All comments will need to be resolved prior to effectiveness.

The Staff’s comment is acknowledged and understood.

62.	We note you have requested confidential treatment for one exhibit. Any comments we have on the confidential treatment request will be sent under separate cover.

The Staff’s comment is acknowledged and understood.

Greg Belliston

U.S. Securities and Exchange Commission

September 24, 2007

We would very much appreciate the Staff’s prompt review of Amendment No. 1. Should you have any follow-up questions, please call me at (650) 320-4872.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ David J. Saul
David J. Saul